UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 [NO FEE REQUIRED]

OR

// TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ________ to ________
Commission File Number: 0-23008

Valassis Employees' Retirement Savings Plan

Valassis Communications, Inc.
(Exact Name of Registrant
as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)		38-2760940 (IRS Employer Identification Number)

19975 Victor Parkway
Livonia, Michigan 48152
(address of principal executive offices)
Registrant's Telephone Number: (734) 591-3000

Valassis Employees' Retirement Savings Plan

Financial Report

December 31, 2005

Valassis Employees' Retirement Savings Plan

Contents

Report Letter	1
Statement of Net Assets Available for Plan Benefits	2
Statement of Changes in Net Assets Available for Plan Benefits	3
Notes to Financial Statements	4-7
Schedule of Assets Held at End of Year	Schedule 1

plante moran

Plante & Moran, PLLC
27400 Northwestern Highway
P.O. Box 307
Southfield, MI 48037-0307
Tel: 248.352.2500
Fax: 248.352.0018
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan as of December 31, 2005 and the related statement of changes in net assets available of plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2005 and the changes in net assets for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Southfield, Michigan
June 8, 2006

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Valassis Employees' Retirement Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Valassis Employees' Retirement Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

June 24, 2005

Valassis Employees' Retirement Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31 2005	December 31 2004
Assets		
Investments - By participant-directed option:		
Mutual funds:		
American Century Growth Institutional	$ 11,789,143	$ 11,725,130
American Century Select Institutional	-	6,404,722
American Century Ultra Institutional	16,182,429	9,884,084
American Century International Growth Institutional	-	7,108,690
American Century Vista Institutional	5,804,298	4,203,495
American Century Value Institutional	8,685,888	7,116,216
American Century Strategic Allocation - Conservative Institutional	1,099,488	672,718
American Century Strategic Allocation - Moderate Institutional	9,123,255	7,466,786
American Century Strategic Allocation - Aggressive Institutional	3,049,676	1,486,358
American Century Equity Index Fund	-	5,708,890
American Century Government Bond Fund	4,614,163	3,662,333
Fidelity Puritan Fund	11,001,577	9,612,521
Fidelity Magellan Fund	-	19,068,206
Royce Premier Fund	4,862,103	2,466,407
Harbor International Fund	10,949,894	315,194
Total mutual funds	87,161,914	96,901,750
Common collective funds:		
American Century Stable Asset Fund	22,662,121	21,176,836
JPMorgan Equity Index Fund	23,436,533	-
Total common collective funds	46,098,654	21,176,836
JPMorgan Invest	5,972,007	4,761,755
Valassis Stock Fund	13,299,603	18,053,783
Cash surrender value of insurance	49,196	45,800
Participant loans receivable	5,482,822	5,378,197
Total investments	158,064,196	146,318,121
Receivables:		
Contributions receivable - Employee	202,992	174,177
Contributions receivable - Employer	5,744,701	5,311,273
Total receivables	5,947,693	5,485,450
Net Assets Available for Plan Benefits	**$ 164,011,889**	**$ 151,803,571**

See Notes to Financial Statements.

Valassis Employees' Retirement Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31	
	2005	2004
Additions		
Contributions:		
Employee	$ 7,801,221	$ 7,484,360
Employer	5,738,802	5,375,904
Total contributions	13,540,023	12,860,264
Investment income (loss):		
Interest and dividends	3,864,782	3,414,006
Interest from employee loans	253,663	236,461
Net realized and unrealized gains (losses):		
Employer common stock	(2,562,114)	2,970,113
Mutual funds and brokerage account	2,254,231	6,245,719
Common collective funds	467,456	-
Total investment income	4,278,018	12,866,299
Total additions	17,818,041	25,726,563
Deductions		
Benefit payments to participants and beneficiaries	5,196,818	5,413,525
Administrative fees	81,466	61,583
Hardship and other withdrawals	331,439	450,114
Total deductions	5,609,723	5,925,222
Net Increase	12,208,318	19,801,341
Net Assets Available for Plan Benefits - Beginning of year	151,803,571	132,002,230
Net Assets Available for Plan Benefits - End of year	**$ 164,011,889**	**$ 151,803,571**

Note 1 - Description of the Plan and Summary of Significant Accounting Principles

The following brief description of Valassis Employees' Retirement Saving Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan documents for more complete information.

The Plan was established under the provisions of Section 401(k) of the Internal Revenue Code.

General - Employees of Valassis Communications, Inc. ("Valassis" or the "Company") may become participants upon date of hire in the 401(k) portion of the Plan if they are 18 years or older. Employees become participants in the profit-sharing portion of the Plan on the earlier of July 1 or January 1 after they have completed one year of service, worked 1,000 hours during the plan year, and attained age 18.

Contributions - A participant may contribute a self-determined portion, between 1 percent and 50 percent, of their compensation to the Plan subject to tax deferral limitations established by the Internal Revenue Code.

During 2004, the Plan allowed for an employer match of 25 percent payable with Valassis stock on each participant's annual contributions to the Plan that were invested in Valassis stock at the end of the year. The Company's annual contribution of Valassis stock was limited to an aggregate maximum of 50,000 shares. During 2005, the Plan was amended. The Plan now allows for an employer match of 20 percent of the first 3 percent of salary for participants in the Plan with an annual salary less than or equal to $75,000 annually. Employer matching contributions for the years ended December 31, 2005 and 2004 amounted to $228,078 and $307,510, respectively.

Profit-sharing contributions are allocated to participant accounts annually, in the same proportion that each participant's compensation, as defined, bears to the total compensation, as defined, of all participants for the year. The employer's profit-sharing contribution for each plan year is unallocated as of December 31. The contribution is shown as a receivable to the Plan at year end. Employer profit-sharing contributions for the years ended December 31, 2005 and 2004 amounted to $5,516,623 and $5,003,763, respectively.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Participant Accounts - Each participant's account is credited with the participant contribution and allocations of the Company's contributions and plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants may direct the investments of their account balances into various investment options offered by the Plan.

Participants elect to invest their account balance and contributions among various investment options provided by the Valassis Employees' Retirement Savings Plan Administrative Committee (the "Administrative Committee"), including an option to invest in Company common stock.

Participant Loans Receivable - The Plan permits participants to obtain loans up to $50,000, but limited to no more than 50 percent of the value of the participant's account. This limit is imposed on the combined total of all loans from the Plan. Loan applications must be approved by the recordkeeper and are not available to highly compensated employees, officers, or stockholders in amounts greater than those available to other employees. Loan terms are limited to five years unless the borrower provides proof that the loan is for the purchase of a residence, in which case the Plan administrator may extend the term up to 10 years. Interest rates are established at the prime rate, as determined by the plan administrator, as of the beginning of the month in which the loan originates.

Forfeitures - Voluntary employee contributions are nonforfeitable at all times. However, the nonvested portion of the employer contribution is forfeitable. Forfeited amounts may be used by the Company to offset future contributions. Vesting of employer contributions is described below. Forfeitures applied against employer contributions in 2005 and 2004 totaled $56,399 and $50,825, respectively.

Hardship and Other Withdrawals - A participant may withdraw an amount from their account due to hardship, as defined in the Plan. Generally, hardship withdrawals are limited to the purchase of a primary residence, education or medical expenses, or to prevent eviction or foreclosure on a participant's principal residence. In addition, the Plan allows for in-service distributions upon attainment of age 59½.

Benefit Payments - The normal retirement age defined by the Plan is 62. Upon normal retirement or death, the entire balance of the participant's account becomes payable to the participant or his beneficiary. All benefits are payable in a lump-sum amount or qualified joint and survivor annuity. Benefit payments to participants are recorded upon distribution.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments - The Plan's mutual fund, common collective fund, and employer common stock investments are stated at fair value based upon net asset values on the last day of the plan year. Life insurance contracts are stated at cash surrender value as provided in the policies, which approximates fair value. The Plan allows participants to direct the investment of their account balances among various investment options. Additionally, the Plan allows participants to invest in self directed brokerage accounts. The self directed brokerage accounts include various investments in publicly traded securities and are at quoted market prices. The participant loans receivable are carried at the unpaid principal balance, which approximated fair value.

Administrative Expenses - Certain plan expenses are paid by the Company while other administrative expenses of the Plan are paid by the Plan as provided in the plan document.

Management Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties - The Plan invests in various securities including mutual funds, common collective funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Vesting - Employee contributions are vested 100 percent at the time they are made.

Note 1 - Description of the Plan and Summary of Significant Accounting Principles (Continued)

Employer contributions are primarily vested in accordance with the following schedule:

Years of Service	Percentage
1	20
2	40
3	60
4	80
5	100

Note 2 - Related Party Transactions

Certain plan investments are shares of funds managed by JPMorgan Chase Bank and American Century. JPMorgan Chase Bank is the trustee as defined by the Plan and JPMorgan/American Century Retirement Plan Services is the recordkeeper; therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

Note 3 - Termination of the Plan

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan under the provisions of ERISA. In the event the Plan is terminated, participants would become 100 percent vested in their accounts.

Note 4 - Internal Revenue Service Status

The Internal Revenue Service has determined and informed the Company by a letter dated October 1, 2004 that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Valassis Employees' Retirement Saving Plan

Schedule of Assets Held at End of Year
Form 5500, Schedule H, Item 4i
EIN 38-2760940, Plan No. 004
December 31, 2005

(a)(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(e) Current Value
American Century	American Century Growth Institutional* - Mutual fund	**	$ 11,789,143
American Century	American Century Ultra Institutional* - Mutual fund	**	16,182,429
American Century	American Century Vista Institutional* - Mutual fund	**	5,804,298
American Century	American Century Value Institutional* - Mutual fund	**	8,685,888
American Century	American Century Strategic Allocation - Conservative Institutional* - Mutual fund	**	1,099,488
American Century	American Century Strategic Allocation - Moderate Institutional* - Mutual fund	**	9,123,255
American Century	American Century Strategic Allocation - Aggressive Institutional* - Mutual fund	**	3,049,676
American Century	American Century Government Bond Fund* - Mutual fund		4,614,163
Fidelity	Fidelity Puritan Fund - Mutual fund	**	11,001,577
Harbor	Harbor International Fund - Mutual fund	**	10,949,894
Royce	Royce Premier Fund - Mutual fund	**	4,862,103
American Century	American Century Stable Asset Fund* - Common collective fund	**	22,662,121
JPMorgan	JPMorgan Equity Index Fund* - Common collective fund	**	23,436,533
JPMorgan	JPMorgan Invest* - Common collective fund	**	5,972,007
Valassis	Valassis Stock Fund*	**	13,299,603
Insurance contracts	Policy Number 6568454	**	3,879
	Policy Number 6400395	**	2,315
	Policy Number 6568706	**	1,854
	Policy Number 5729186	**	2,795
	Policy Number 6092814	**	3,391
	Policy Number 6229103	**	2,091
	Policy Number 6400409	**	1,338
	Policy Number 6568370	**	1,129
	Policy Number 6568255	**	4,204
	Policy Number 6404438	**	3,956
	Policy Number 6567686	**	1,591
	Policy Number 5256241	**	1,203
	Policy Number 5349885	**	1,343
	Policy Number 5553177	**	1,760
	Policy Number 5728980	**	714
	Policy Number 5886073	**	1,384
	Policy Number 6060910	**	1,719
	Policy Number 6404462	**	1,812
	Policy Number 6568971	**	1,821
	Policy Number 6060720	**	3,638
	Policy Number 6229051	**	763
	Policy Number 6404486	**	911
	Policy Number 6567722	**	3,585
Participants	Participant loans with interest ranging from 4.0 percent to 9.5 percent	-	5,482,822
	Total		$ 158,064,196

* Party in interest

** Cost information is not required for participant-directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized in the City of Livonia, State of Michigan on June 27, 2006.

Valassis Communications, Inc.
Valassis Employees' Retirement Savings Plan

By: Robert L Recchia
Robert L. Recchia, Chief Financial Officer and
Plan Administrator

Exhibit 23-1

Deloitte.

Deloitte & Touche LLP
Suite 900
600 Renaissance Center
Detroit, MI 48243-1895
USA

Tel: +1 313 396 3000
Fax: +1 313 396 3618
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-00024 of Valassis Communications, Inc. on Form S-8 of our report dated June 24, 2005, appearing in this Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Detroit, Michigan
June 26, 2006

Exhibit 23-2

Plante & Moran, PLLC
27400 Northwestern Highway
P.O. Box 307
Southfield, MI 48037-0307
Tel: 248.352.2500
Fax: 248.352.0018
plantemoran.com

Consent of Independent Registered Public Accounting Firm

To the Trustees and Participants
Valassis Employees' Retirement Savings Plan

We consent to the incorporation by reference in the registration statement (No. 333-00024) on Form S-8 of our report dated June 8, 2006 appearing in the Annual Report on Form 11-K of Valassis Employees' Retirement Savings Plan for the year ended December 31, 2005.

Plante & Moran, PLLC

Southfield, Michigan
June 26, 2006